

May 13, 2024

Atish Shah
Executive Vice President, Chief Financial Officer and Treasurer
Xenia Hotels & Resorts, Inc.
200 S. Orange Avenue, Suite 2700
Orlando, FL 32801

      Re: Xenia Hotels & Resorts, Inc.
           Form 10-K for the year ended December 31, 2023
           Form 8-K filed May 2, 2024
           File No. 001-36594

Dear Atish Shah:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 8-K filed May 2, 2024

Exhibit 99.1
Operating Results, page 2

1. We note your presentation of Same-Property Hotel Net Income throughout your earnings release. It does not appear that you have identified this measure as a non-GAAP measure. Please clarify for us how you determined this measure is not a non-GAAP measure. In your response, please provide us with qualitative and quantitative information to understand the differences between GAAP Net income of $8,967,000 and Same-Property Hotel Net Income of $36,666,000.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction